July 15, 2013
Via EDGAR

Mr. H. Roger Schwall, Assistant Director
Ms. Karina V. Dorin, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    HollyFrontier Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-03876
Dear Mr. Schwall and Ms. Dorin,
Set forth below are the responses of HollyFrontier Corporation (the “Company,” “we,” “us” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on February 28, 2013.
For your convenience, our responses are prefaced by the exact text of the Staff’s comment in bold, italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Overview, page 35

1.
Please expand your discussion to address any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations or liquidity and capital resources. See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K. For example, we note that during

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555 • Fax (214) 871-3560
http://www.hollyfrontier.com

United States Securities and Exchange Commission
July 15, 2013

your earnings conference call on February 26, 2013, your management identified trends and uncertainties with respect to 2013 that are not discussed in this section.

RESPONSE: We acknowledge the Staff’s comment and pursuant to our conversation with the Staff on July 10, 2013, will provide disclosure of any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations or liquidity and capital resources in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Q2 Form 10-Q”).
Specifically, we anticipate broadening the “Overview” section of our MD&A to address such trends and uncertainties. We expect that this expanded discussion would include disclosure similar to the following:

•
Our profitability is affected by the spread, or differential, between the market prices for crude oil on the world market (which is based on the price for Brent Sea Crude) and the price for inland U.S. crude oil (which is based on the price for West Texas Intermediate (“WTI”)). This differential constantly changes and at times can be volatile. While we have generally experienced wide differentials (with Brent prices in excess of WTI prices) in recent years, which have significantly enhanced our profitability, at the end of the second quarter of 2013, the differential between Brent and WTI narrowed – averaging approximately half of the differential experienced during the first quarter of 2013. Differentials are likely to continue to be volatile in the near term. However, due to the anticipated significant growth of crude oil reserves in North America and the significant pipeline and marine costs that will be required to transport those reserves, we expect that over the long-term, differentials will remain wide and become more aligned with the cost of transporting these additional reserves to the broader market.

•
Pursuant to the 2007 Energy Independence and Security Act, the EPA promulgated the Renewable Fuel Standard 2 (“RFS2”) regulations reflecting the increased volume of renewable fuels mandated to be blended into the nation's fuel supply. The regulations, in part, require refiners to add annually increasing amounts of “renewable fuels” to their petroleum products or purchase credits, known as renewable identification numbers (“RINs”), in lieu of such blending. As of June 2013, we are purchasing RINs in order to meet approximately half of our renewable fuel requirements. Recently, due in part to the nation’s fuel supply approaching the “blend wall” (the 10% ethanol limit prescribed by most automobile warranties), the price of RINs has been extremely volatile with the price dramatically increasing in recognition of the decrease in RIN availability. For example, the cost of RINs has approximately doubled between the first and second quarters of 2013. As a result, we expect to continue to experience increasing costs to comply with the renewable fuel mandate. We continue to use various approaches to mitigate our exposure to the increasing cost of RINs, which include additional renewable fuel blending, shifts

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555 • Fax (214) 871-3560
http://www.hollyfrontier.com

United States Securities and Exchange Commission
July 15, 2013

in our refined product slate and changes in the way we conduct marketing operations. However, we cannot predict with certainty whether and to what extent we will be successful in mitigating our exposure to increased RINs costs, and anticipate that increased compliance costs may negatively impact our future results of operations.
Please note that the foregoing disclosures have been prepared based on information available to us as of, and our expectations of trends and uncertainties as they exist on, the date of this response letter. It is not possible at this time to provide the exact language that we will include in the Q2 Form 10-Q since any such language will need to be updated for changes in market conditions that occur between the date of this letter and the time of the filing of the Q2 Form 10-Q as well as for any changes necessary as the result of the finalization of our second quarter financial results. Nevertheless, we anticipate that the scope of our expanded disclosure will be consistent with the foregoing.
Exhibits, page 105

2.
Please provide your analysis as to why you have not filed your agreements with Sinclair or its affiliates. In this regard, we note that Sinclair accounted for 10% of your consolidated revenues and that you filed similar agreements in respect of your relationship with Shell. Your response should refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and pursuant to our conversation with the Staff on July 10, 2013, will file our offtake agreement with Sinclair as an exhibit to the Q2 Form 10-Q and will continue to include the agreement in our list of Item 10 material contracts for so long as the agreement constitutes a “material contract” under Item 601(b)(10) of Regulation S-K.
* * *
Pursuant to your request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555 • Fax (214) 871-3560
http://www.hollyfrontier.com

United States Securities and Exchange Commission
July 15, 2013

Please direct any questions that you have with respect to the foregoing to the undersigned at (214) 871-3480.

Sincerely,

HOLLYFRONTIER CORPORATION

By:     /s/ Denise C. McWatters
Name: Denise C. McWatters
Title: Senior Vice President, General Counsel and Secretary

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555 • Fax (214) 871-3560
http://www.hollyfrontier.com